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                                   EXHIBIT 3.2
                           AMENDMENT TO THE BYLAWS OF
                        HAWAII NATIONAL BANCSHARES, INC.
                             DATED JANUARY 23, 1996

         At the meeting of the Board of Directors of Hawaii National Bancshares, Inc. ("Bancshares") held on January 23, 1996, it was unanimously carried to delete in its entirety Section 2.2 - "Qualification of Directors" in Bancshares' Bylaws which read, "Any adult may be elected or appointed as a director of the corporation if the individual will not have attained age 72 prior to the commencement of the term of office for which elected or appointed; however, such age limitation shall not apply to the individuals serving as the initial Directors of the corporation."

         All subsequent sections, Section 2.3 - "Term of Office" through Section
2.15 "Manifestation of Dissent," shall be renumbered sequentially as Section 2.2
- "Term of Office" through Section 2.14 - "Manifestation of Dissent."